UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-TR

UNDER THE SECURITIES ACT OF 1933

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☑ Form C-TR: Termination of Reporting

Name of issuer
Suitable, Inc.

Legal status of issuer

    Form
    Corporation

    Jurisdiction of Incorporation/Organization
    Delaware

    Date of organization
    November 6, 2015

Physical address of issuer
15701 Condon Ave, Ste B3, Lawndale, CA 90260

Website of issuer
senestudio.com

Current number of employees
10

Filer EDGAR CIK

0001788590

Filer EDGAR CCC
oivy5jf@

Filer EDGAR Password
gce#q6gcsrnc

Filer EDGAR PMAC
*cgjuq4k

Submission Contact Person Information

Name
Mark Zheng

Phone Number
(248) 495-4769

Email Address
mark@sene.la

Notification Email Address
mark@sene.la

Signatories

Name
Mark Zheng

Signature

Title
President

Email
mark@sene.la

Date
April 29, 2024